UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

969490101

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969490101

1.	Names of Reporting Persons AF IV Energy AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,665,476 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,665,476 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,665,476 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons AF IV (U), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,485,097 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,485,097 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,485,097 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.8% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 9 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as defined below) on March 24, 2016, as amended by Amendment No. 1 filed by the Reporting Persons on April 5, 2016, Amendment No. 2 filed by the Reporting Persons on April 7, 2016, Amendment No. 3 filed by the Reporting Persons on May 16, 2016, Amendment No. 4 filed by the Reporting Persons on May 27, 2016, Amendment No. 5 filed by the Reporting Persons on June 6, 2016, Amendment No. 6 filed by the Reporting Persons on June 28, 2016, Amendment No. 7 filed by the Reporting Persons on July 25, 2016 and Amendment No. 8 filed by the Reporting Persons on August 29, 2016 (as amended, the “Original Schedule 13D and, together with this Amendment No. 9, the “Schedule 13D”).

Item 1.      Security and Issuer

This Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”) of Clayton Williams Energy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6 Desta Drive, Suite 6500, Midland, Texas 79705-5510. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 9 shall have the meanings ascribed to them in the Original 13D.

Item 4.      Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.      Interest in Securities of the Issuer

Item 5(a) of the original Schedule 13D is hereby amended by replacing the second and third paragraphs with the following:

The shares of Common Stock beneficially owned by AF IV Energy AIV B1, L.P. and AF IV (U), L.P., including the shares issuable upon exercise of the Warrants, represent approximately 20.2% and 8.3% of the shares of Common Stock outstanding, respectively. None of the shares of Common Stock beneficially owned by any other Purchaser represent 5.0% or more of shares of Common Stock outstanding. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock issuable upon exercise of the Warrants reported on the cover pages to this Schedule 13D for such Reporting Person.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, that include 2,251,364 shares of Common Stock issuable upon exercise of the Warrants. The ownership percentages reported in this Schedule 13D are based on an aggregate of 17,245,636 shares of Common Stock outstanding as of January 13, 2017 as reported in the Merger Agreement (as defined below).

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Support Agreement

On January 13, 2017, Noble Energy, Inc. (“Noble Energy”), Wild West Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Noble Energy (“Merger Sub”), NBL Permian LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Noble Energy (“Merger Sub II”), and the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Noble Energy will acquire the Issuer in exchange for a combination of shares of common stock, par value $0.01 per share, of Noble Energy and cash. Upon the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Noble Energy, and (ii) thereafter, the Issuer will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company and an indirect wholly owned subsidiary of Noble Energy.

Contemporaneously with the execution of the Merger Agreement, Noble Energy, the Issuer (solely for certain specified purposes), and the Purchasers entered into a support agreement (the “Support Agreement”) pursuant to which the Purchasers agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the General Corporation Law of the State of Delaware in connection with the Merger.  The Purchasers also have agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the Merger Agreement, if any (the “Applicable Period”), to vote all of the shares of Common Stock and shares of preferred stock of the Issuer they beneficially own as of the record date of the special meeting held for the purpose of adopting the Merger Agreement (the “Record Date”)  (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative proposal, and (iii) against any amendment of the Issuer’s certificate of incorporation or by-laws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Issuer. The Purchasers own approximately 35% of the outstanding shares of Common Stock.  At the effective time of the Merger, each Warrant will be cancelled and automatically converted into the right to receive, at the election of the holder thereof, the same merger consideration payable with respect to the shares of Common Stock, with respect to the number of shares of Common Stock that would be issued upon a cashless exercise of such Warrant at such effective time. The Warrant Shares will not participate in any vote subject to the Support Agreement except to the extent that any Warrant Shares are issued to a Purchaser prior to the Record Date.

The foregoing description of the Support Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 8 hereto, and incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 8	Support Agreement dated as of January 13, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on January 17, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2017

AF IV ENERGY AIV B1, L.P.

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

AF IV (U), L.P.

By:	ARES MANAGEMENT LLC,
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Warrant and Preferred Stock Purchase Agreement by and between the Issuer and AF IV Energy LLC, dated as of March 8, 2016 (incorporated by reference to Exhibit 10.2 to the current report on Form 8–K of the Issuer filed on March 9, 2016).*

Exhibit 2	Form of Warrant to Purchase Common Stock dated as of March 15, 2016 (incorporated by reference to Exhibit 10.3 to the current report on Form 8–K of the Issuer filed on March 15, 2016).*

Exhibit 3

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 15, 2016 (incorporated by reference to Exhibit 4.1 to the current report on Form 8–K of the Issuer filed on March 15, 2016).*

Exhibit 4

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 15, 2016 (incorporated by reference to Exhibit 10.5 to the current report on Form 8–K of the Issuer filed on March 15, 2016).*

Exhibit 5	Form of Standstill Agreement dated as of March 15, 2016 (incorporated by reference to Exhibit 10.4 to the current report on Form 8–K of the Issuer filed on March 15, 2016).*

Exhibit 6	Common Stock Purchase Agreement dated as of July 22, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on July 25, 2016).*

Exhibit 7	Stockholder Agreement dated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on August 29, 2016).*

Exhibit 8	Support Agreement dated as of January 13, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on January 17, 2017).

Exhibit 99.1	Joint Filing Agreement, dated as of March 24, 2016, by and among the Reporting Persons.*

*      Previously filed.